Exhibit 4.56

English Translation

Execution Copy

Equity Interest Transfer Agreement

Pursuant to the resolutions adopted at the general meeting of shareholders of Beijing Asiamedia Interactive Advertising Co., Ltd., Guangfu Cui (hereinafter referred to as the “Transferor”) and Hao Jiang (hereinafter referred to as the “Transferee”) hereby enter into this equity interest transfer agreement as follows:

1.	The Transferor is willing to transfer all equity interests in Beijing Asiamedia Interactive Advertising Co., Ltd. to the Transferee at a price of RMB500,000 (FIVE HUNDRED THOUSAND yuan only);

2.	The Transferee is willing to accept all equity interests of the Transferor in Beijing Asiamedia Interactive Advertising Co., Ltd. at a price of RMB500,000 (FIVE HUNDRED THOUSAND yuan only);

3.	Transfer shall take place on September 7, 2015; from the date of transfer, the Transferor shall no longer have the rights, and bear the obligations, of the investor regarding the transferred equity interests, and the Transferee shall assume all the rights and the obligations of the investor in the company to the extent of his investment amount.

This agreement shall take effect after being signed by the parties. This agreement is in quintuplicate, with the parties each holding one copy, and the other originals to be used for registration and filing with the governmental agencies; each of the originals shall have the same legal effect.

[No text hereunder]

[signature page of Equity Interest Transfer Agreement]

Transferor: Guangfu Cui

Signature: /s/ Guangfu Cui

Transferee: Hao Jiang

Signature: /s/ Hao Jiang